Sonasoft Corp.
2150 Trade Zone Blvd, Suite 203
San Jose, CA 95131

April 23, 2013

Allicia Lam
Staff Attorney
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Sonasoft Corporation
        Amendment No. 2 to Offering Statement on Form 1-A
        Filed January 2, 2013
        File No. 024-10327

Dear Ms. Lam:

We hereby submit the responses of Sonasoft Corporation (the "Company") to the comments of the staff of the Division of Corporation Finance (the "Staff") contained in your letter, dated January 17, 2013, to Nand Khanna of the Company in regard to the above-referenced filing.

For convenience, each staff comment contained in your letter is numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. References herein to page numbers are to the page numbers in Amendment No. 3 to the Form 1-A ("Amendment No. 3"), filed with the Securities and Exchange Commission on April 23, 2013. Unless the context indicates otherwise, references in this letter to "we," "us" and "our" refer to the Company. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Amendment No.3, as amended by the amendment(s).

Part I – Notification, page 2

1. We note your response to prior comment 1 and your continued use of the qualifier "to the best of our knowledge" in Item 2. Please tell us the cause of your uncertainty regarding whether you or your officers or directors are subject to any of the disqualification provisions in Rule 262. Alternatively, remove the qualifier

    Company Response: The qualifier "to the best of our knowledge" was included by mistake. We have revised to remove such qualifier. In addition, we removed the statement with respect to underwriter as no underwriter is engaged in connection with the propose offering of the Company's securities.

Item 1. Significant Parties

Promoters of the Issuer, page 3

2. Please revise to include the business and residential addresses for Subhash Sachdeva, Joseph Rapp, Ana Rapp, and Garrett Rackovich. Refer to Item 1 of Form 1-A.

   Company Response: We have revised to include the required business and residential addresses for the named individuals.

Item 5. Unregistered Securities Issued or Sold Within One Year, page 6

3. We note your response to prior comment 4. You only disclose the names of the two persons to whom you issued securities on December 29, 2011. Please disclose the names and identities of all of the persons to whom securities were issued on that date or advise why this is required. Refer to Item 5(a)(4) Form 1-A.

   Company Response: We have revised to disclose names and identities of all of the persons to whom securities were issued on December 29, 2011.

4. You disclose in Note 5 to your financial statements that you issued for cash 2,832,000 shares of your common stock during the quarter ended June 30, 2012 and 17,305,000 shares during the quarter ended September 30, 2012. You also disclose that you issued 26,334,920 shares during the quarter ended September 30, 2012 in exchange for services. These share issuances do not appear to be disclosed in this section. Please revise your disclosure accordingly or advise. Refer to Item 5 of Form 1-A.

   Company Response: We have revised to disclose names and identities of all of the persons to whom securities were issued on during the quarters ended June 30, 2012 and September 30, 2012.

Risks Related to Our Business

We May lose the collateral securing..., page 11

5. Please revise the title of this risk factor to specify the collateral that secures the defaulted note to Dr. Japra.

   Company Response: We have revised the title of this risk factor to specify that the collateral consists of all of the Company's assets.

Risks Related to Our Common Stock

You may not be able to liquidate your investment..., page 13

6. We note your response to prior comment 9. This risk factor continues to state that you intend to seek a market maker to apply for a quotation on the OTCBB. Therefore, we reissue prior comment 9.

Company Response: We have revised to remove the statement that we intend to seek a market maker to apply for a quotation on the OTCBB.

Business and Properties, page 14

7. Please disclose the dollar amount of sales made through your distribution agreement with the managed services provider in fiscal 2012. If those sales accounted for 20% or more of your sales for the fiscal year, identify the managed services provider, describe the material terms of the distribution agreement and file the agreement as an exhibit. Refer to question 3(d) of Offering Circular Model A.

Company Response: We have revised to disclose that the total dollar amount of sales from the managed services providers in 2012 was $11,563, representing less than 20% of our sales for that year.

8. We note your response to prior comment 10. The nature of your work with Microsoft product support staff is unclear. Please revise to describe what it means to be a "Gold Partner of Microsoft" and discuss specifically how you work with Microsoft throughout your product development cycles.

Company Response: We have revised to clarify that, we are a Certified Partner of Microsoft, which allows us to access Microsoft Advisory Hours for assistance with our product development and Business Critical Support for assistance in resolving technical issues regarding using Microsoft products.

OEM, page 15

9. Please revise to describe what it means to be a member of the Intel Enabled Solutions Acceleration Alliance and disclose the dates of your membership. Also, we note from Intel's website that the Intel ESAA program was discontinued effective December 21, 2012. Please disclose how discontinuance of the program will affect your plans to develop a new sales channel using OEMS.

Company Response: We were a member of the ESAA last year when the previous amendments to Form 1-A were prepared, but we are no longer part of such program and have no intention to participate again. We have revised to delete any reference to the ESAA program.

The discontinuance of the Intel ESAA program will not affect our plans to develop a new sales channel using OEMS as the program was not intended to play a critical role in this development.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents..., page 22

    10. We note your response to prior comment 19. However, you did not disclose the amount you expended on research and development ("R&D") in fiscal 2012. Please revise your disclosure to provide all of the information on your R&D expenditures required by Question 3(h) of Offering Circular Model A.

    Company Response: We have revised to disclose that we spent approximately $120,000 and $101,000 on research and development in 2011 and in 2012, respectively. We have also revised to disclose the amount expected to be spent on research and development in 2013.

(b) State the probable consequences to the Company of delays..., page 21

    11. We note your response to prior comment 21. Please revise to describe more specifically how your failure to achieve any of the milestones would affect you. We note your disclosure that failure to successfully achieve your first two milestones would impact your ability to grow revenues as projected but would not affect your liquidity or eventual path to profitability. Please revise to describe how failure to successfully achieve these milestones would not affect you "eventual path to profitability" and describe the timeframe for profitability if you do not reach these milestones. Please also address how delay or failure to achieve any of the milestones "would not impact the company's profitability"

    Company Response: We have revised to explain that, if we fail to achieve the marketing and sales investment milestones that are conditioned on additional funding, we will resort to continuing the organic growth plan of the Company, in which case, we will continue our direct sales with our existing staffing as described under the section entitled Sonasoft 2012 Sales Strategy and through our website-based marketing campaigns as described under the section entitled Marketing, and we will add staff only when our operating incomes can afford us to do so.

We have also revised to describe that, if we are able to maintain the revenue growth rate of approximately 40% as we did from 2011 to 2012, we except to achieve profitability by the end of 2013 with the existing intensive cost management.

Offering Price Factors, page 24

12. Your revised disclosures on page 24 indicate that the outstanding shares at September 30, 2012 used to calculate your net tangible book value were 100,641,719. We note that you used the same number of shares to calculate the net loss per common share for the nine months ended September 30, 2012. Considering the company issued shares during this period, the weighted average shares outstanding for the nine months ended September 30, 2012 and the number of shares outstanding at September 30, 2012 should not be the same. Please revise your calculations and disclosures accordingly.

Company Response: We have revised to state that the weighted average shares outstanding for twelve months ended December 31, 2012 is 74,373,339.

11. Indicate whether the Company is having or anticipates within the next 12 months any cash flow or liquidity problems..., page 26

13. We note your response to prior comment 25. Please revise to disclose your estimated cash needs for the next 12 months given your pending litigation, the amounts due to Dr. Japra under the Note described on page 36 and the deferred compensation disclosed on page 37. Also, please disclose whether you anticipate having any cash flow or liquidity problems. We note that it does not appear that you intend to use any of the proceeds from this offering for the pending litigation, payments to be made on the Note or deferred compensation.

Company Response: We have revised to clarify that our cash needs for the next 12 month will not be affected by "Vince Khanna" litigation, the note held Dr. Japra note or the deferred employee compensation. We have also revised to disclose that we do not anticipate having any cash flow or liquidity problems for the next 12 months.

Capitalization, page 28

14. Revise to include capitalization information as of the most recent balance sheet date included in the filing.

Company Response: We have revised to include capitalization information as of the most recent balance sheet date included in the filing.

Plan of Distribution

27. Explain the nature of any resale restrictions.... page 30

15. We note your response to prior comment 27. Please revise to describe the restrictions under Rule 144 and to clarify specifically when those restrictions will terminate.

Company Response: We have revised to describe the restrictions under Rule 144 and clarify specifically when those restrictions will terminate.

(d) If any of the Company's key personnel are not employees but are consultants.... page 34

16. We note your response to prior comment 31 and your reference to Exhibit 6.12. However, please disclose in this section the terms of your consulting agreement with Mr. Sachdev. Refer to Question 35(d) of Offering Circular Model A.

Company Response: We have revised to disclose the terms of our consulting agreement with Mr. Sachdeva.

Notes to Financial Statements

General

17. We note from your response to prior comment 36 that you replaced the reference to SFAS 109 with ASC 740 on page 56. With regards to this change, please further revise to remove your reference to "overriding" SFAS 109 as the reference to the codification on its own is sufficient. In addition, the reference to SFAS 109 in our prior comment was intended to provide an example of the disclosures you should revise. In this regard, we note various other references to the pre-codification literature throughout the filing. Please revise to remove all such references and replace with the appropriate codification reference.

Company Response: We have revised to remove references to SFAS 109 and used appropriate codification.

Note 1. Summary of Significant Accounting Policies and Organization

(A) Organization, page F-5

18. Your response to prior comment 38 states that you revised your disclosures to now indicate that both the interim and annual financial statements are prepared in accordance with US GAAP and that the interim financial statements include all the notes and disclosures as provided for annual financial statements. However, we note that the disclosures on page F-5, as referenced in our prior comment, remain unchanged. Please tell us where you included the disclosures referenced in your response or revise accordingly.

Company Response: We revised the notes to indicate that both the interim and annual financial statements are prepared in accordance with US GAAP and that the interim financial statements include all the notes and disclosures as provided for annual financial statements. We have deleted the note reference of FASB 109 and ensure all appropriate notes for interim and annual financial statements are in compliance with US GAAP.

(G) Revenue Recognition, page F-6

19. We note from your response to prior comment 39 that your arrangements may include a combination of software and installation and/or maintenance services. However, it remains unclear how you allocate the total arrangement fee amongst the various elements in your multiple element arrangements. Please explain further how you establish VSOE of fair value for <u>each</u> of the elements included in your multiple-element arrangements. In this regard, your response refers to VSOE of fair value based on "the software product price" in one example and the "price charged for the number of licenses sold" in another. Pursuant to the guidance in ASC 985-605-25-6, the fee should be allocated to the various elements in the arrangement (i.e., software product, installation services and maintenance services) based on VSOE of fair value, <u>regardless</u> of any separate prices stated in the contract for each element. Therefore, please describe the process you use to evaluate the various factors that affect your VSOE, including customer type, product, level of support and other pricing factors. Further, address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value.

Company Response: We revised to explain that Sonasoft e-mail archiving software can be loaded from its website and the company provides customer support to install the software. At the time of software purchase the customer can also buy maintenance contract. Sonasoft customers includes school district, counties, banks, channel partners etc. The primary product sold is e-mail archiving and customers need support only in installation of software. Sonasoft recognizes the revenue after installation and acceptance of software by customer, which usually takes 30-45 days after installation. There are three components of software sales: installation, maintenance and software usage license. The sales price allocation for our software products is computed as follows:

- Software Product Sale is 80% of the sale price
- Installation is 10% of the sale price
- Maintenance is 20% of List price as we charge in future as our standard practice.

20. We also note that your maintenance contract terms can range from one to three years. Tell us when you typically bill for these maintenance services (i.e., all up-front, annually for multiple-term contracts, quarterly, monthly, etc.). Also, tell us the amount of deferred revenue related to such services for each period presented and tell us where you have included the deferred revenue in your balance sheet.

Company Response: The maintenance contracts are billed at the beginning of the term and collected within thirty days of billing. The maintenance revenue is recognized monthly in equal amounts over the terms of the contracts, which varies from 12 months, 24 months or 36 months. The deferred maintenance revenue balance as of Dec 31, 2012 was $ 177,718, and this amount is included in current liabilities.

Note 6. Stock Option Plan, page F-10

21.   The table at the top of page F-1 1 appears to provide information about the number of shares outstanding at June 30, <u>2008</u>. Please revise to provide this information as of December 31, 2011 and September 30, 2012.

Company Response: The numbers of shares outstanding as of December 31, 2011 and 2012 are 50,679,879 and 114,991,799, respectively.

Note 7. Commitments and Contingencies

(B1 Product Development/Royalty Agreement, page F-11

22.   We note your response to prior comment 40 regarding your royalty agreement with Integra Micro. Please explain further the following:

- Tell us the amount of royalties paid for each period presented and where such amounts are reflected in your income statements;
- Tell us the amounts not yet paid at December 31,2011 and September 30,2012 and how such amounts are reflected in the corresponding balance sheets;
- Tell us to which products this royalty arrangement relates; and
- Explain why your disclosures in Note 7(B) indicate that no liability is owed to the developer until the release of the product, which is estimated to be in September 2009, or revise to update your disclosures accordingly.

Company Response: The amount of royalty accrued for nine months ending September 30, 2012 is $5,589, and this is included as cost of goods sold. As of December 31, 2011 the royalty amount due was $226,430.82 and as of December 31, 2012, the royalty amount due was $230,766. The royalty amount due is included in liabilities as provided in Balance Sheet. The royalty applies to e-mail archiving product sold by Sonasoft at the rate of 10% of software product sales (applicable only to e-mail archiving product). This royalty balance includes royalty amount due pertaining to e-mail archiving product ($11,617) as well as royalty due to seed funding shareholders computed @ 5% of total sales since December 31, 2004 amounts to $219,149.

Note 9. Convertible Note Payable - Related Party, page F-12

23.   Revise to include the outstanding balance for both the convertible note with the company's landlord/director and the long-term loan with the director at each balance

sheet date, as well as any other loans not currently disclosed and ensure that this information reconciles to the total notes payable as reflected on the balance sheet. Also, expand your disclosures to include a discussion regarding the terms of the note (i.e. issuance date, maturity date, interest rate, etc.).

Company Response: We have revised to include the following in our financial statements:

A) Note payable to EMI Property Management:

Note Amount: $16,238.08 note date August 1, 2011
Balance as of September 30, 2012 $19,997.96
Balance as of Dec 31, 2012 is $22,726.04

B) Note Payable Dr Romesh Japra

Note Amount: $500,000, Note date Dec 23, 2008
Balance as of September 30, 2012 $635,494.82
Balance as December 31, 2012 $647,994.80

C) Notes Payable to the following shareholders:

1) Michael Rose $30,000, Note date August 14, 2009
2) Joseph Rapp $100,000, Note date November 1, 2009
3) Kenneth Fisherman $20,000, Note date Oct 8, 2009
4) Dr Romesh Japra, $400,000, Note date November 3, 2009

Notes Payable as of September 30, 2012: $591,541.66
Notes Payable as of December 31, 2012 $605,416.66

Management's Discussion and Analysis of Certain Relevant Factors, page 55

24.   Please revise to clarify the nature of the "product problem" and "customer acceptance issues" that you experienced with SonaExchange and SonaSQL and clarify if you continue to sell these products. Please revise the disclosure under "Business and Properties" on page 14 to disclose the problems you encountered with your older products and disclose the approximate timeframe when you began to focus your marketing and sales efforts on SonaVault. Also, provide quantitative support for your claim in this section that the "SonaVault archiving product line has begun to sell better since 2011."

Company Response: We have revised to clarify the nature of the "product problem" and "customer acceptance issues" that we experienced with SonaExchange and SonaSQL.

We also revised to disclose that we began to focus our efforts on SonaVault during 2010 and provided quantitative support for our statement that the "SonaVault archiving product line has begun to sell better since 2011.

The Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

- and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Sonasoft Corporation

By:

Nand (Andy) Khanna

President and Chief Executive Officer



Date of this Preliminary Offering Circular: April ____, 2013

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on April 23, 2013.

Issuer: **SONASOFT CORP.**

By: ______________________ ~~April 23, 2013~~
Nand (Andy) Khanna
President and Chief Executive
Officer of Sonasoft Corp.

By: ______________________
Subhash Sachdeva
Acting Chief Financial Officer
Officer of Sonasoft Corp.
April 23, 2013

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
Nand (Andy) Khanna	Chief Executive Officer, President and Director	April 23, 2013
Romi Randhawa	Director	April 23, 2013
Dr. Romesh K. Japra, M.D., F.A.C.C.	Chairman of the Board	April 23, 2013
Subhash Sachdeva	Acting Chief Financial Officer	April 23, 2013
Jim Gilmer	Secretary	April 23, 2013
Bilal Ahmed	Chief Technology Officer & VP of Engineering	April 23, 2013
Neil Kumar Khanna	VP of Client Services & Operations	April 23, 2013

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CF1-00482149